

S

16012824

SEC Processing Section FEB 29 2016 Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Angel Island Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 2110
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Stoltz 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Stoltz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Angel Island Capital Services, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

KATHERINE HITE
NOTARY PUBLIC, State of New York
No. 01HI6111616
Qualified In Nassau County
Commission Expires June 14, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANGEL ISLAND CAPITAL SERVICES, LLC
(A Limited Liability Company)

DECEMBER 31, 2015

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Management of
Angel Island Capital Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Angel Island Capital Services, LLC ("the Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2016

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

ANGEL ISLAND CAPITAL SERVICES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	25,514,496
Receivables from clearing organization		250,000
Prepaid expenses		21,228
Other assets		1,295
Total assets	$	25,787,019
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	106,807
Due to affiliate		275,562
Total liabilities		382,369
Member's equity		25,404,650
Total liabilities and member's equity	$	25,787,019

See notes to the statement of financial condition

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Angel Island Capital Services, LLC (the "Company") is a wholly-owned subsidiary of Angel Island Operations Holdings, LLC (the "Parent"). The Company was organized on December 26, 2013 as a Delaware limited liability company. The Company is a registered broker-dealer, effective as of February 10, 2015 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from investment banking transactions.

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company clears all customer transactions through another broker-dealer on a fully disclosed basis, and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company did not maintain possession or control of any customer funds or securities for the period of registration date through December 31, 2015.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Further information over significant accounting policies are described in the following paragraphs.

Investment banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Concentration of risk

The Company maintains cash in a bank account which is non-interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

As a wholly-owned single member limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2015. The California state related taxes are franchise taxes paid by a limited liability company not classified as a corporation that does business in California.

Uncertain tax positions

In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3. RELATED PARTY TRANSACTIONS

Administration fees

The Company has entered into expense sharing agreements with Angel Island Capital Management, LLC and Golden Gate Private Equity, Inc. (the "Affiliates"). Pursuant to the agreements, the Company reimburses the Affiliates for allocated salaries, rent, communication and other expenses paid for by the Affiliates. These charges are assessed regularly and calculated based on percentages of personnel, square footage and other factors. The amounts payable relating to these expenses are reported under Due to affiliate within the Statement of Financial Condition. As of December 31, 2015, the Company owes $275,562 for such expenses.

3. RELATED PARTY TRANSACTIONS *(continued)*

Subordinated borrowings

The borrowings under subordinated loan agreements during the year ended December 31, 2015 were from the Parent. The borrowings consisted of a loan agreement approved by FINRA with an interest rate of 0.36% per annum and were repaid during the year. The subordinated borrowings qualify as equity capital in computing net capital under the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934. There were no balances due at December 31, 2015.

Notes payable

The Company entered into a promissory note agreement with the Parent for the amount of $15 million. The note was paid back to the Parent during the year. There were no balances due at December 31, 2015.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 12 1/2% of aggregate indebtedness, for the first twelve months of operations, which began on February 10, 2015 (effective date of broker-dealer registration).

At December 31, 2015, the Company had net capital, as defined, of $25,382,127, which exceeded the required minimum net capital of $100,000 by $25,282,127. Aggregate indebtedness at December 31, 2015 totaled $365,769. The Company's percentage of aggregate indebtedness to net capital was 1.44%.

5. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31 2015, through the date of this report and determined that there are no material events that would require disclosures in the Company's financial statements.